Via Facsimile and U.S. Mail
Mail Stop 4720

July 14, 2009

Mr. Michael D. Price
President and Chief Executive Officer
Platinum Underwriters Holdings, Ltd.
The Belvedere Building
69 Pitts Bay Road
Pembroke HM 08 Bermuda

Re: **Platinum Underwriters Holdings, Ltd.**
        Form 10-K for the Fiscal Year Ended December 31, 2008
        File No. 001-31341

Dear Mr. Price:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1A- Risk Factors

Risks Related to Our Investments, page 20

1. Please include a risk factor discussing your investment concentration in mortgage-backed and asset-backed securities and the significant fluctuations experienced in those markets in recent months. This risk factor should state that percentage of your total assets invested in such securities. With regard to residential mortgage-backed securities you hold, please disclose their aggregate cost, fair value and

unrealized losses; please also specify the aggregate cost of securities attributable to Prime, Alt-A and Sub-Prime mortgages. With regard to commercial mortgage-backed securities, please disclose their aggregate cost, fair value and unrealized losses.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Unpaid Losses and Loss Adjustment Expenses

Sensitivity of Estimates, page 33

2. You experienced favorable loss development of $159.9 million in 2008, $90.4 million in 2007 and $50.6 million in 2006. Furthermore, since 2002, your unpaid losses and LAE have exhibited a gross cumulative redundancy ranging from $108.1 million to $205.0 million. However, in this sensitivity analysis, you only state that a variance of five percentage points from the initial expected loss ratio would not be unusual. Please revise your disclosure to explain and quantify the impact on your future operating results of a reasonably likely variance from the initial expected loss ratio and future pattern of reported losses, as assumed in your estimate of unpaid losses and LAE at December 31, 2008. Explain the factors underlying any difference between your revised sensitivity analysis and your historical loss development.

Results of Operations

Property and Marine, page 35

3. As you appear to explain only $21.2 million of the $71.2 million net favorable loss development in 2008, please revise to explain the reasons for the remaining $50 million. Ensure that your disclosure describes the products that have produced this favorable loss development and quantifies the impact in 2008 of revisions to the related key assumptions established in prior periods, such as the initial expected loss ratio and future pattern of reported losses.

Casualty, page 36

4. As you attribute $58.4 million of the favorable loss development in 2008 only to "certain long-tailed casualty classes," please revise to describe the products that have produced this favorable loss development and quantify the impact in 2008 of revisions to the related key assumptions established in prior periods, such as the initial expected loss ratio and future pattern of reported losses.

5. You experienced $35.8 million of losses in 2008 related to a reinsurance contract covering leased private passenger automobile residual values. Please tell us your

accounting basis for this reinsurance contract. Refer us to the technical literature upon which you relied, including your application of the guidance in EITF 01-12 and SFAS 133. Quantify the net impact of this reinsurance contract on your 2008 operating results. In addition, describe the material terms of this contract.

Derivative Contract Obligations, page 45

6. Please file the derivative contract you have entered into with Topiary Capital Limited as an exhibit to your annual report on Form 10-K. Alternatively, please provide us with a detailed explanation of why you believe this agreement is not material pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

3. Fair Value Measurements, page F-15

7. Where you disclose that you use third-party pricing services or broker/dealers, please revise your disclosure to discuss the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but should include the following:

- The nature and amount of assets you valued using prices you obtained from pricing services, along with the classification in the fair value hierarchy;

- The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

- Whether, and if so, how and why, you adjusted quotes or prices you obtained from pricing services;

- The extent to which the pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

- The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, *Fair Value Measurements*, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

4. Derivative Contracts, page F-16

8. Please tell us how your accounting for the derivative contract with Topiary Capital Limited complies with the guidance in EITF 99-2. In addition, describe the material terms of this derivative contract, as well as the methods and assumptions used to determine its fair value.

9. Please provide us with the technical analysis supporting your conclusion that you are not the primary beneficiary of Topiary.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scott Foley, Staff Attorney, at (202) 551-3383 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant